                               THE MARQUEE GROUP, INC.

                          [MARQUEE GROUP, INC. LOGO]


                               FIRST SUPPLEMENT
                                      TO
                          OFFER TO PURCHASE FOR CASH
                           ALL OUTSTANDING WARRANTS,
             EACH EXERCISABLE AT $7.50 PER SHARE OF COMMON STOCK,

                                      AT

                               $2.40 PER WARRANT

        THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED TO EXPIRE AT
 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 10, 1997, UNLESS
                        THE OFFER IS FURTHER EXTENDED.

   The Marquee Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Offer to Purchase dated July 23, 1997 (the "Offer to Purchase"). The Company is offering to purchase all of its outstanding redeemable warrants (the "Warrants"), at a price, net to the seller in cash, of $2.40 per Warrant (the "Purchase Price"), upon the terms and subject to the conditions set forth herein, in the Offer to Purchase (as amended hereby) and in the related Letter of Transmittal (which together constitute the "Offer"). Each Warrant entitles the holder thereof to purchase one share of Common Stock, $.01 par value per share ("Common Stock"), of the Company at a price of $7.50 per share, subject to adjustment, from the date of issuance until December 4, 2001, unless redeemed earlier.

   Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Offer to Purchase.

   THE OFFER IS CONDITIONED UPON A MINIMUM OF 3,200,000 WARRANTS BEING TENDERED AND NOT WITHDRAWN AND THE RECEIPT OF FUNDS UNDER THE BRIDGE FACILITY (AS DEFINED IN SECTION 11). IN ADDITION, THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 8 AND SECTION 11.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE
                            CONTRARY IS UNLAWFUL.

  The date of this First Supplement to Offer to Purchase is August 26, 1997.

                             AMENDMENT TO SUMMARY

   The "Summary" section of the Offer to Purchase is amended in its entirety to read as follows:
This summary is provided solely for the convenience of the warrantholders and is qualified in its entirety by reference to the full text and more specific details contained in the Offer to Purchase, this First Supplement to Offer to Purchase and the related Letter of Transmittal and any amendments hereto and thereto.

The Company ...................  The Marquee Group, Inc.

Warrants ......................  Each Warrant entitles the holder thereof to purchase one share of Common Stock at a
                                 price of $7.50 per share, subject to
                                 adjustment, from the date of issuance until December 4, 2001, unless redeemed earlier. See Section 12.

Number of Warrants ............  4,519,162 (all of the Warrants outstanding).

Purchase Price ................  $2.40 per Warrant, net to the seller in cash, upon the terms and conditions set
                                 forth herein and in the Letter of
                                 Transmittal. See Section 8.

Expiration Date of Offer ......  September 10, 1997, at 12:00 midnight, New
                                 York City time, unless further extended.

How to Tender Warrants ........  See Section 5. For further information, call the Information Agent or consult your broker for assistance.

Withdrawal Rights .............  Tendered Warrants may be withdrawn at any time until the Expiration Date of the Offer, and may also be withdrawn after September 18, 1997 unless previously accepted for payment by the Company. See Section 4 and
                                 Section 6.

Conditions to Offer ...........  The Offer is conditioned upon a minimum number of 3,200,000 Warrants tendered and not withdrawn and the receipt of funds under the Bridge Facility. In addition, the Offer is also subject to other conditions. See
                                 Section 8.

Purpose and Effects of Offer ..  The Company is making the Offer to eliminate the potential dilutive effect that would occur if the Warrants were exercised by the holders thereof on or before December 4, 2001, the expiration date of the Warrants. The Offer also gives warrantholders the opportunity to sell their Warrants at a premium over the market price prevailing prior to the announcement of the Offer and without the usual transaction costs associated with a market sale. See Section
                                 1. The Company's purchase of Warrants
                                 pursuant to the Offer will reduce the number of warrantholders and the number of Warrants outstanding, which may result in lack of liquidity in the market for, and the termination of the listing or quotation of, any remaining Warrants.

Market Price of Warrants ......  On August 25, 1997, the closing sales price of the Warrants on the Nasdaq SmallCap
                                 Market was $2.125 per Warrant. On July 22,
                                 1997, the last day of trading before the Company commenced the Offer, the closing sales price of the Warrants on the Nasdaq SmallCap Market was $1.88 per Warrant. See
                                 Section 9. On August 25, 1997, the closing sales price of the Company's Common Stock on the Nasdaq SmallCap Market was $6.625 per share. Warrantholders are urged to obtain a current market quotation. See Section 1.

Brokerage Commissions .........  Not payable by warrantholders.

Stock Transfer Tax ............  None, except as provided in Instruction 3 of the Letter of Transmittal and Section 7.

Payment Date ..................  As soon as practicable after the Expiration
                                 Date of the Offer.

Further Information ...........  Any questions, requests for assistance or requests for additional copies of the Offer to Purchase, this First Supplement to Offer to Purchase, the Letter of Transmittal or other materials relating to the Offer may be obtained by contacting the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

AMENDMENT TO INTRODUCTION

   The first three paragraphs of the Introduction in the Offer to Purchase are amended in their entirety to read as follows:

   The Marquee Group, Inc., a Delaware corporation (the "Company"), is offering to purchase all of its outstanding redeemable warrants (the "Warrants"), at a price, net to the seller in cash, of $2.40 per Warrant (the "Purchase Price"), upon the terms and subject to the conditions set forth herein, in the Offer to Purchase (as amended hereby) and in the related Letter of Transmittal (which together constitute the "Offer"). Each Warrant entitles the holder thereof to purchase one share of Common Stock, $.01 par value per share ("Common Stock"), of the Company at a price of $7.50 per share, subject to adjustment, from the date of issuance until December 4, 2001, unless redeemed earlier.

   As of August 25, 1997, the Company had issued and outstanding 4,519,162 Warrants, which were held by 61 record holders and approximately 1,500 beneficial owners. The Warrants are quoted on the Nasdaq SmallCap Market under the symbol "MRQEW" and listed on the Boston Stock Exchange under the symbol "MRT.WS." On August 25, 1997, the closing sale price of the Warrants on the Nasdaq SmallCap Market was $2.125 per Warrant. See Section 9. WARRANTHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE WARRANTS. As of August 25, 1997, approximately 3.7 million Warrants had been tendered pursuant to the Offer and not withdrawn. However, holders of a significant number of Warrants have informed the Company of their intent to withdraw their previously tendered Warrants unless the Company increases the Purchase Price. Accordingly, the Company has increased the Purchase Price to $2.40 per Warrant.

   THE OFFER IS CONDITIONED UPON A MINIMUM OF 3,200,000 WARRANTS BEING TENDERED AND NOT WITHDRAWN AND THE RECEIPT OF FUNDS UNDER THE BRIDGE FACILITY. IN ADDITION, THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE
SECTION 8 AND SECTION 11.

AMENDMENT TO SECTION 4

   The first paragraph of Section 4 of the Offer to Purchase is amended in its entirety to read as follows:

   Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) all Warrants that are properly tendered on or before the Expiration Date (and not withdrawn in accordance with Section 6) at the Purchase Price. The term "Expiration Date" means 12:00 midnight, New York City time, on September 10, 1997, unless and until the Company shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See also Section 8 regarding certain conditions of the Offer.

AMENDMENT TO SECTION 8

   Paragraph (b) of Section 8 of the Offer to Purchase is amended in its entirety to read as follows:

   (b) the Company shall not have received funds sufficient to consummate the Offer pursuant to the Bridge Facility (see Section 11);

AMENDMENT TO SECTION 9

   Section 9 of the Offer to Purchase is amended in its entirety to read as follows:

   The Warrants are traded on the Nasdaq SmallCap Market under the trading symbol "MRQEW" and on the Boston Stock Exchange under the trading symbol "MRT.WS." The following table sets forth, for each period shown, the high and low bid information for the Warrants as reported by the Nasdaq SmallCap Market. Bid quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions. The Warrants were first traded on the Nasdaq SmallCap Market in December 1996, and on the Boston Stock Exchange in March 1997. The Company has applied to the American Stock Exchange to list the Common Stock under the symbol "MRQ" and expects to have the Common Stock listed thereon prior to the consummation of the Offer. There can be no assurance that the Warrants will continue to be traded on the Nasdaq SmallCap Market or the Boston Stock Exchange, will qualify for listing on the American Stock Exchange or will trade elsewhere upon the consummation of the Offer. See Section 1.

                   1996                     HIGH     LOW
                   ----                     ----     ---
Fourth Quarter (since December 13, 1996)   $ 2.00  $ 2.00
                   1997
                   ----
First Quarter ............................ $ 2.00  $ 2.00
Second Quarter ...........................   2.00    1.25
Third Quarter (through August 25, 1997)  .  2.125   1.875

   On August 25, 1997, the closing sales price of the Warrants as reported by the Nasdaq SmallCap Market was $2.125 per Warrant. On July 22, 1997, the last day of trading before the Company commenced the Offer, the closing sales price of the Warrants on the Nasdaq SmallCap Market was $1.88 per Warrant. WARRANTHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE WARRANTS. As of August 25, 1997, the Company had issued and outstanding 4,519,162 Warrants held by approximately 61 record holders and approximately 1,500 beneficial owners. As of August 25, 1997, approximately 3.7 million Warrants had been tendered pursuant to the Offer and not withdrawn. However, holders of a significant number of Warrants have informed the Company of their intent to withdraw their previously tendered Warrants unless the Company increases the Purchase Price. Accordingly, the Company has increased the Purchase Price to $2.40 per Warrant.

AMENDMENT TO SECTION 10

   The fourth paragraph under the heading "General" of Section 10 of the Offer to Purchase is amended in its entirety to read as follows:

   The Company has recently entered into an agreement with ProServ, Inc. and ProServ Television, Inc. (collectively, "ProServ") and Donald L. Dell (the "Dell Stock Purchase Agreement") and agreements with each of two other stockholders of ProServ (collectively, the "ProServ Acquisition Agreements") pursuant to which the Company will acquire approximately 94% of ProServ and is currently negotiating to acquire the remaining shares of ProServ (the "ProServ Acquisition"). If the Company is unable to acquire the remaining shares of ProServ on satisfactory terms, the Company intends to obtain full ownership of ProServ through a statutory merger. ProServ is an established provider of international sports event management, television production, marketing, talent representation and consulting services. In August, the Dell Stock Purchase Agreement was amended to provide for the release to the Company of $1.5 million previously placed in escrow pursuant to the Dell Stock Purchase Agreement in exchange for the issuance of a $1.5 million irrevocable letter of credit to Mr. Dell and the payment to Mr. Dell of an additional 25,000 shares of Common Stock upon consummation of the ProServ Acquisition. The aggregate purchase price pursuant to the ProServ Acquisition Agreements, as amended, consists of approximately $10.1 million in cash and 250,000 shares of Common Stock. Upon consummation of the ProServ Acquisition, Mr. Dell will continue to serve as chief executive officer of ProServ and will become a director of the Company.

   The information under the heading "Summary Consolidated Financial Data" of
Section 10 of the Offer to Purchase is amended in its entirety to read as follows:

   Summary Consolidated Financial Data. The Summary Consolidated Financial Data of the Company as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 have been derived from the unaudited financial statements and notes thereto of the Company. The pro forma summary data as of June 30, 1997, for the six months ended June 30, 1997 and for the year ended December 31, 1996 are derived from the unaudited pro forma condensed combined financial statements which, in the opinion of the Company, reflect all adjustments necessary for a fair presentation of the transactions for which such pro forma financial information is given. Operating results for interim periods are not necessarily indicative of the results that may be achieved for the entire fiscal year. The Company had no operations during the period from July 11, 1995 (inception) through December 31, 1995. The following data should be read in conjunction with the notes thereto and the audited and unaudited financial statements and notes thereto.

   The Company's unaudited financial statements and unaudited pro forma condensed combined financial statements, along with audited financial statements of the Company, ProServ and QBQ, are contained in Exhibit (i) to the Company's Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 26, 1997. More comprehensive financial information is included in such exhibit and in other documents filed by the Company with the Commission. The summary consolidated financial information that follows is qualified in its entirety by reference to such exhibit, including the financial statements and related notes contained therein. Such exhibit may be examined and copies may be obtained from the offices of the Commission as described in "--Additional Information."

                     CONSOLIDATED SUMMARY FINANCIAL DATA
                  (amounts in thousands, except share data)

                                                                                            SIX
                                                                                           MONTHS
                                                                                           ENDED
                                                 YEAR ENDED DECEMBER 31, 1996             JUNE 30,
                                       -----------------------------------------------   ---------
                                                                          PRO FORMA
                                                                       FOR THE OFFER,
                                                                      BRIDGE FACILITY,
                                                                       STOCK OFFERING
                                                      PRO FORMA FOR      AND RECENT          AS
                                                       THE RECENT        AND PENDING      REPORTED
                                                    ACQUISITIONS(1)  ACQUISITIONS(2)(3)     1996
                                        AS REPORTED    (UNAUDITED)       (UNAUDITED)    (UNAUDITED)
                                       -----------   -------------    ----------------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues ............................   $    2,869     $   15,185        $    29,932     $      801
Operating expenses ..................        2,564          9,486             19,377            667
General and administrative expenses          2,199          5,843             10,405            708
Restructuring costs .................           --             --                565             --
Depreciation and amortization  ......           61            108              1,446             --
Operating loss ......................       (1,955)          (252)            (1,861)          (574)
Net loss ............................       (2,411)          (914)            (2,519)          (574)
Net loss applicable to common
 stockholders .......................   $   (2,411)   $      (914)      $     (2,698)    $     (574)
                                       ===========   ============     ==============     ==========
Net loss per share applicable to
 common stockholders.................   $    (1.03)    $    (0.12)       $     (0.17)    $    (0.28)
                                       ===========   ============     ==============     ==========
Weighted average number of shares of
 common stock outstanding(5) ........    2,346,717      7,494,162         15,577,495      2,066,662

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                           SIX MONTHS ENDED
                                               JUNE 30,
                                      --------------------------------
                                                       PRO FORMA
                                                     FOR THE OFFER,
                                                    BRIDGE FACILITY,
                                                     STOCK OFFERING
                                           AS         AND PENDING
                                        REPORTED  ACQUISITIONS(3)(4)
                                          1997            1997
                                      (UNAUDITED)     (UNAUDITED)
                                       ---------   ----------------
STATEMENT OF OPERATIONS DATA:
Revenues ............................       6,174     $    13,625
Operating expenses ..................       2,901           7,510
General and administrative expenses         4,048           5,759
Restructuring costs .................          --              --
Depreciation and amortization  ......         104             772
Operating loss ......................        (879)           (416)
Net loss ............................        (881)           (374)
Net loss applicable to common
 stockholders .......................  $     (881)    $      (476)
                                       =========   ================
Net loss per share applicable to
 common stockholders.................  $    (0.12)    $     (0.03)
                                       =========   ================
Weighted average number of shares of
 common stock outstanding(5) ........   7,494,162      15,577,495

                                                   AT DECEMBER 31, 1996        AT JUNE 30, 1997
                                                  -------------------- -------------------------------
                                                                                      PRO FORMA FOR THE
                                                                                        OFFER, BRIDGE
                                                                                       FACILITY, STOCK
                                                                                        OFFERING AND
                                                                                           PENDING
                                                                         AS REPORTED ACQUISITIONS(6)(7)
                                                       AS REPORTED       (UNAUDITED)     (UNAUDITED)
                                                  -------------------- ------------- -----------------
BALANCE SHEET DATA:
Cash .............................................        $7,231           $  688          $15,819
Current assets ...................................         9,085            4,117           23,866
Total assets .....................................         9,361            8,704           50,274
Current liabilities ..............................         1,850            2,700            8,308
Long-term debt ...................................         1,759            1,138            2,204
Common Stock subject to put options in connection
 with Pending Acquisitions(8) ....................            --               --            3,375
Total indebtedness ...............................         3,952            4,259           15,092
Stockholders' equity .............................         5,409            4,445           35,182
Book value per common share ......................          0.72             0.59             2.26

                                                      (Footnotes on next page)

------------
The pro forma information assumes the consummation of the Stock Offering, for which there can be no assurance, and the repayment of the Bridge Facility. The terms of the Bridge Facility provide for interest at the rate of 11.25% per annum for the first 90 days with increases of 50 basis points for each 90 days thereafter. If the rate should exceed 14%, the Company, at its option, may defer the excess of the interest rate over 14%; however, in such instances the rate will increase by 75 basis points each 90 day period. Therefore, in the event that the Company is unable to consummate the Stock Offering, it will be required to raise additional capital, which may occur through a new credit arrangement, the sale of securities or the disposition of assets in order to repay the Bridge Facility and to consummate the Pending Acquisitions. There can be no assurance that the Company will be able to raise such additional capital on terms acceptable to the Company. In the event the Company does not consummate the Pending Acquisitions, it would forfeit an aggregate of $1.9 million in deposits related thereto and would be subject to liquidated damages provisions of an additional $600,000.

(1) Gives effect to the IPO and acquisition of SMTI and A&A (the "Recent Acquisitions"). The Company acquired SMTI and A&A on December 12, 1996 and included the results of their operations only from the acquisition date in its consolidated results of operations for the year ended December 31, 1996. Therefore, for pro forma purposes, the results of operations of SMTI and A&A for the period prior to the acquisition date are combined with the Company.

(2) Gives effect to (i) the IPO and Recent Acquisitions, (ii) the completion of the Stock Offering at an assumed public offering price of $6.00 per share and (iii) the Pending Acquisitions as if they had occurred on January 1, 1996.

(3) Excludes charges related to the Bridge Facility, including interest, fees and expenses aggregating $956,000. Assumes that the Bridge Facility is repaid within 45 days.

(4) Gives effect to (i) the completion of the Stock Offering at an assumed public offering price of $6.00 per share and (ii) the Pending Acquisitions as if they had occurred on January 1, 1996.

(5) Gives effect to the IPO as if it occurred as of January 1, 1996 and excludes 1,275,000 shares held in escrow in connection with the IPO. The Pro Forma for the Offer, Bridge Facility, Stock Offering and Recent and Pending Acquisitions excludes approximately 83,333 shares held in escrow in connection with the QBQ Acquisition. Assumes a stock price of $6.00 per share for purposes of determining the number of shares to be issued in the QBQ Acquisition. See Note 6 to the Company's Financial Statements contained in Exhibit (i) to the Company's Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 26, 1997.

(6) Gives effect to (i) the completion of the Offer, assuming all Warrants other than those held by directors and executive officers of the Company are tendered at a price of $2.40 per Warrant, (ii) borrowing under the Bridge Facility, (iii) the completion of the Stock Offering at an assumed public offering price of $6.00 per share and (iv) the application of the net proceeds from the Stock Offering to complete the Pending Acquisitions and repay the Bridge Facility.

(7) Adjusted to give effect to the application of proceeds of the Stock Offering to repay the Bridge Facility, including fees, expenses and interest.

(8) Represents the Company's potential obligation to repurchase 562,499 shares to be issued in the Pending Acquisitions, of which 62,499 shares are to be deposited into escrow in connection with the QBQ Acquisition. These shares are not included in stockholders' equity. Assumes a price of $6.00 per share for purposes of determining the number of shares to be issued in the QBQ Acquisition.

   The information under the heading "Capitalization" of Section 10 of the Offer to Purchase is amended in its entirety to read as follows:

   Capitalization. The following table sets forth (a) the actual capitalization of the Company at June 30, 1997, (b) the pro forma capitalization of the Company at June 30, 1997, giving effect to the consummation of the Offer (assuming the tender of all Warrants not held by directors and executive officers) using funds available pursuant to the Bridge Facility, and (c) the pro forma capitalization of the Company at June 30, 1997, giving effect to the consummation of the Offer using funds available pursuant to the Bridge Facility and the application of the approximate net proceeds from the Stock Offering of $41.3 million (assuming a public offering price of $6.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) to complete the Pending Acquisitions and to repay the Bridge Facility. The following table should be read in conjunction with the summary financial information set forth above and the detailed information and financial statements included in Exhibit (i) to the Company's Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 26, 1997 and is qualified in its entirety by reference thereto. Such exhibit may be examined and copies may be obtained from the offices of the Commission as described in "--Additional Information."

                                                                        JUNE 30, 1997
                                                             ---------------------------------
                                                                       (IN THOUSANDS)
                                                                           PRO FORMA FOR THE
                                                                        OFFER, BRIDGE FACILITY,
                                                                          STOCK OFFERING AND
                                                                                PENDING
                                                               ACTUAL       ACQUISITIONS(1)
                                                             --------- -----------------------
Cash and cash equivalents ...................................  $   688          $15,819
                                                             =========          =======
Acquisition indebtedness, net(2) ............................    1,138            2,204
Common Stock subject to put options in connection with
 Pending Acquisitions(3).....................................       --            3,375
Stockholders' equity:
 Preferred Stock, $.01 par value, 5,000,000 shares
  authorized; no shares issued and outstanding ..............       --               --
 Common Stock, $.01 par value, 25,000,000 shares authorized;
  8,769,162 shares issued and outstanding; 16,935,828 pro
  forma shares issued and outstanding for Stock Offering and
  Pending Acquisitions(4) ...................................       88              164(5)
Additional paid-in capital ..................................    7,664           39,281(5)
Deferred compensation(6) ....................................      (16)             (16)
Accumulated deficit .........................................   (3,291)          (4,247)
                                                              --------         --------
Total stockholders' equity ..................................    4,445           35,182
                                                              --------         --------
  Total capitalization ......................................  $ 5,583          $40,761
                                                             =========         ========

------------
The pro forma information assumes the consummation of the Stock Offering, for which there can be no assurance, and the repayment of the Bridge Facility. The terms of the Bridge Facility provide for interest at the rate of 11.25% per annum for the first 90 days with increases of 50 basis points for each 90 days thereafter. If the rate should exceed 14%, the Company, at its option, may defer the excess of the interest rate over 14%; however, in such instances the rate will increase by 75 basis points each 90 day period. See
Section 11. Therefore, in the event that the Company is unable to consummate the Stock Offering, it will be required to raise additional capital, which may occur through a new credit arrangement, the sale of securities or the disposition of assets in order to repay the Bridge Facility and to consummate the Pending Acquisitions. There can be no assurance that the Company will be able to raise such additional capital on terms acceptable to the Company. In the event the Company does not consummate the Pending Acquisitions, it would forfeit an aggregate of $1.9 million in deposits related thereto and would be subject to liquidated damages provisions of an additional $600,000.

(1) Gives effect to the application of proceeds of the Stock Offering, including the repayment of the Bridge Facility and fees, expenses and interest aggregating $956,000. Assumes that the Bridge Facility is repaid within 45 days.

(2) Represents installment payments payable to certain officers and directors of the Company in connection with the Recent Acquisitions, net of imputed interest ($480) and the current installment payment ($333) and installment payments payable to the sole stockholder of QBQ in connection with the QBQ Acquisition, net of imputed interest ($388) and the current installment payment ($161). See Note 1 of the Notes to the Company's Financial Statements, which are contained in Exhibit (i) to the Company's Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 26, 1997. Assumes that the controlling stockholder of ProServ does not elect to receive a $3.0 million promissory note in lieu of cash.

(3) Represents the Company's potential obligation to repurchase 562,499 shares to be issued in the Pending Acquisitions, of which 62,499 shares are to be deposited into escrow in connection with the QBQ Acquisition. These shares are not included in stockholders' equity. Assumes a price of $6.00 per share for purposes of determining the number of shares to be issued in the QBQ Acquisition.

(4) Excludes up to (i) 4,519,162 shares issuable upon the exercise of the Warrants outstanding prior to the consummation of the Offer, (ii) 670,000 shares issuable upon exercise of the IPO underwriters' options, including shares issuable upon exercise of the Warrants contained therein, (iii) 800,000 shares reserved for issuance under the Company's 1996 Stock Option Plan and 1997 Stock Option Plan, under which options to purchase 237,500 shares are outstanding, (iv) 100,000 shares issuable pursuant to an option granted to the lender under the Bridge Facility, (v) 200,000 shares issuable pursuant to an option to be granted to TSC in connection with the Offer and (vi) 1,125,000 shares issuable upon exercise of the over-allotment option of the underwriters in the Stock Offering.

(5) Excludes amounts applicable to Common Stock subject to put options in connection with the Pending Acquisitions.

(6) Represents deferred compensation related to 50,000 shares issued to an officer in partial consideration of such officer entering into an employment agreement with the Company.

AMENDMENT TO SECTION 11

   Section 11 of the Offer to Purchase is amended in its entirety to read as follows:

   If the Company purchases 4,265,664 outstanding Warrants in the Offer (assuming all Warrants not held by the Company's directors and executive officers are tendered and not withdrawn), then the total amount required to purchase these Warrants at $2.40 per Warrant and to pay related fees and expenses in cash will be approximately $10.6 million. See Section 14.

   On August 26, 1997, the Company entered into a loan agreement (the "Bridge Facility") with The Huff Alternative Income Fund, L.P. ("Huff"). Pursuant to the Bridge Facility, Huff agreed to loan up to $11.5 million to the Company in order to allow the Company to purchase Warrants in the Offer and to pay related fees and expenses. The Company anticipates that it will use borrowings under the Bridge Facility to buy Warrants in the Offer and to pay related fees and expenses. The Company anticipates repaying its borrowings under the Bridge Facility with a portion of the net proceeds of the Stock Offering, if successful. The Stock Offering is conditioned upon, among other things, the consummation of the ProServ Acquisition. In the event the Company is unable to consummate the Stock Offering, it would be required to raise additional capital through a new credit arrangement, the sale of securities or the disposition of assets to repay the Bridge Facility and to consummate the ProServ Acquisition. There can be no assurance that the Company would be able to raise such additional capital on terms acceptable to the Company. In the event the money borrowed under the Bridge Facility is not timely repaid, the interest payments due (as described below) will be significant and will increase over time. In the event the Company does not consummate the Pending Acquisitions, it would forfeit an aggregate of $1.9 million in deposits related thereto and would be subject to liquidated damages provisions of an additional $600,000.

   Borrowings under the Bridge Facility bear interest at an annual rate of 11.25% for the first 90 days after the date of the borrowing. This rate will increase by 0.50% every 90 days. If the rate exceeds 14.0%, the Company may choose to defer any interest over 14.0%. If the Company defers any interest, the rate will increase every 90 days by 0.75% rather than 0.50%. In addition, during the pendency of any Event of Default (as defined in the Bridge Facility), the applicable interest rate will be increased by 3.0% until such Event of Default is cured or waived. Borrowings under the Bridge Facility will become due on the earlier of (a) the consummation of the Stock Offering or (b) the date 90 days after the borrowings were made. The Company's obligation to repay its borrowings and interest is secured by all of the capital stock of the Company's subsidiaries and by the Company's and its subsidiaries' accounts receivable.

   Simultaneously with entering into the Bridge Facility, the Company paid Huff a commitment fee of $112,500. Upon the receipt of funds under the Bridge Facility, the Company will issue to Huff an immediately exercisable option to acquire 100,000 to 115,000 shares of Common Stock (depending on the amount of funds borrowed) at an exercise price per share of $2.25 (the "Huff Option"). The Huff Option will have a term of 10 years. The Company must also pay Huff's reasonable legal and other expenses relating to the Bridge Facility. In addition, the Company must pay Huff a fee equal to 3.0% of the amount borrowed under the Bridge Facility less $112,500. If the Company does not borrow funds under the Bridge Facility by December 31, 1997, unless extended by the parties the Company must pay Huff a termination fee of $112,500.

   The obligation of Huff to lend funds to the Company pursuant to the Bridge Facility is subject to certain conditions, including (i) no material adverse change shall have occurred to the Company since December 31, 1996 and (ii) no event or condition shall have occurred which materially and adversely affects the likelihood that the Stock Offering will be consummated.

   The Bridge Facility prohibits the Company and its subsidiaries from borrowing funds from other sources, except that the Company may borrow up to $750,000 on terms that are reasonably acceptable to Huff, if the loans are subordinated to the Bridge Facility and convert into the Company's preferred stock upon any bankruptcy filing of the Company. The Company's obligations under the Bridge Facility are secured by the stock of (and are guaranteed by) the Company's subsidiaries and by the Company's accounts receivable. The Bridge Facility also contains other usual and customary covenants, conditions, representations and warranties. Copies of the documents related to the Bridge Facility have been filed as Exhibits (a)(1) to (a)(5) to the Company's Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 26, 1997 and the foregoing description of the Bridge Facility is qualified in its entirety by reference thereto.

AMENDMENT TO SECTION 14

   Section 14 of the Offer to Purchase is amended and supplemented to add the following:

   The Company has retained Royce Investment Group, Inc. ("Royce"), an investment banking firm that is the primary market maker in the Company's securities and was a co-manager of the IPO, to advise the Company as to certain terms of the Offer. Royce has not been retained to render, and has not rendered, an opinion as to the fairness of the Offer and will not solicit the tender of Warrants on the Company's behalf. In connection with such services, Royce will receive a fee of $170,000.



AUGUST 26, 1997                                        THE MARQUEE GROUP, INC.

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
   Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Warrants and any other required documents should be sent or delivered by each warrantholder of the Company or such holder's broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:
                  Continental Stock Transfer & Trust Company

                                                    By Mail, Hand or
By Facsimile Transmission:                        Overnight Delivery:                  For Information:
           (212) 509-5150              Continental Stock Transfer & Trust Company     (212) 509-4000 x535
   Attn: Reorganization Department               2 Broadway, 19th Floor
                                                New York, New York 10004


   Any questions or requests for assistance or for additional copies of the Offer to Purchase, the First Supplement to Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent. Warrantholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                          [GEORGESON & COMPANY LOGO]


                              Wall Street Plaza
                           New York, New York 10005
             (212) 440-9800 (banks and brokers may call collect)
                                      or
                                (800) 223-2064